SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934
For the month of August 2009
Commission File Number: 000-51839
CHINA GRENTECH CORPORATION LIMITED
15th Floor, Block A, Guoren Building
Keji Central 3rd Road
Hi-Tech Park, Nanshan District
Shenzhen 518057, People’s Republic of China
Tel: (86 755) 2663-8900
(Address of principal executive offices)
(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F ☑       Form 40-F ☐
(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
Yes ☐       No ☑
(If “Yes” is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b): 82-                    .)
N/A

CHINA GRENTECH CORPORATION LIMITED ANNOUNCES SECOND QUARTER 2009 FINANCIAL RESULTS

Unaudited Condensed Consolidated Balance Sheets

Unaudited Condensed Consolidated Statements of Income

Unaudited Condensed Consolidated Statements of Cash Flows

SIGNATURES

2

This Form 6-K consists of:
The announcement of second quarter 2009 financial results of China GrenTech Corporation Limited (the “Registrant”), made by the Registrant in English on August 13, 2009.

3

CHINA GRENTECH CORPORATION LIMITED ANNOUNCES
SECOND QUARTER 2009 RESULTS
Total revenue increased by 127.1%; gross profit increased by 70.4%
Positive Operating income and net income
SHENZHEN, CHINA — August 13, 2009 — China GrenTech Corporation Limited (NASDAQ: GRRF, “the Company”, or “GrenTech”), a leading China-based radio frequency (“RF”) technology and product developer and a leading wireless coverage products and services provider, today announced its unaudited financial results for the second quarter ended June 30, 2009.
Second Quarter 2009 Financial Highlights
•	Total revenue increased by 127.1% year-over-year to RMB423.2 million (US$62.0 million)(1)
>	Revenue from wireless coverage products and services increased by 116.7% year-over-year to RMB340.4 million (US$49.8 million)

>	Revenue from base station RF products increased by 182.9% year-over-year to RMB82.9 million (US$12.1 million)
•	Gross profit increased by 70.4% year-over-year to RMB105.9 million (US$15.5 million)

•	Operating income was RMB29.6 million (US$4.3 million), compared to operating loss of RMB4.9 million in the second quarter 2008

•	Net income attributable to the equity shareholders of GrenTech was RMB13.3 million (US$2.0 million), compared to net loss attributable to the equity shareholders of GrenTech of RMB17.0 million in the second quarter 2008

•	Basic and diluted net income per ADS(2) was RMB0.56 (US$0.08)
Mr. Yingjie Gao, Chairman and Chief Executive Officer of GrenTech, commented, “During the past quarter, one of the key drivers of our growth was the strong demand from all three telecommunications operators in China as they need to upgrade their existing wireless coverage systems to simultaneously support both 2G and 3G networks. As a result, our total revenue in the second quarter grew by 127.1% over the same period last year, resulting in the strongest second quarter in our history from a revenue perspective. Revenue from China Unicom was particularly robust as demand was bolstered by the quick pace of the operator’s network coverage construction. We believe that with our leading position in the market and our long-term relationship with China Unicom, we have been able to capture this growth opportunity and our revenue from China Unicom increased by 325.6% over the same period last year. I am very pleased that our strategy to drive rapid revenue growth and implement more stringent cost control measures has again successfully delivered a quarter of positive results.”

(1)	The Company’s reporting currency is Renminbi (“RMB”). The translation of amounts from RMB to United States dollars is solely for the convenience of the reader. RMB numbers included in this press release have been translated into U.S. dollars at the noon buying rate for U.S. Dollars in effect on June 30, 2009 in the City of New York for cable transfers in RMB per U.S. dollar as certified for customs purposes by the Federal Reserve Bank of New York, which was US$1.00=RMB6.8302. No representation is made that RMB amounts could have been, or could be, converted into U.S. Dollars at that rate or at any other rate on June 30, 2009.

(2)	Each ADS represents 25 of our ordinary shares.

Second Quarter 2009 Unaudited Financial Results
Revenue
Revenue for the second quarter 2009 increased by RMB236.9 million (US$34.7 million), or 127.1%, to RMB423.2 million (US$62.0 million) from RMB186.3 million in the second quarter 2008. Revenue from wireless coverage products and services increased year-over-year by RMB183.3 million (US$26.8 million), or 116.7%, to RMB340.4 million (US$49.8 million), primarily due to increased revenue from all three telecommunications operators in China. Revenue from China Unicom increased by RMB130.0 million (US$19.0 million) and revenue from China Mobile and China Telecom increased by RMB15.9million (US$2.3 million) and RMB48.4million (US$7.1 million), respectively. At the same time, revenue from base station RF products increased year-over-year by RMB53.6 million (US$7.8 million), or 182.9%, to RMB82.9 million (US$12.1 million), primarily as a result of 3G network construction in China.

	Three Months Ended June 30,
	2008	2009
	Revenue (RMB'000)	Revenue (RMB'000)	Revenue (US$'000)	% of Total Revenue
Wireless Coverage Products and Services
China Mobile	94,443	110,329	16,153	26.1%
China Unicom	39,913	169,886	24,873	40.1%
China Telecom	4,601	52,971	7,755	12.5%
China Netcom	3,165	—	—	—
Overseas	2,253	6,706	982	1.6%
Non-operators	12,672	461	67	0.1%
Subtotal	157,047	340,353	49,830	80.4%
Base Station RF Products
OEMs	29,294	82,861	12,132	19.6%
Total	186,341	423,214	61,962	100.0%
Cost of Revenue
Cost of revenue in the second quarter 2009 increased by RMB193.1 million (US$28.3 million), or 155.5%, to RMB317.3 million (US$46.5 million) from RMB124.2 million in the second quarter 2008, primarily due to a higher sales volume.
Operating Expenses
Research and development expenses decreased by RMB5.3 million (US$0.8 million), or 29.5%, to RMB12.6 million (US$1.8 million) from RMB17.8 million in the second quarter 2008. After the Company’s large initial investment in research and development for 3G products over the last year, the outcome of which is now part of the Company’s existing product offering, research and development expenses in this quarter were reduced.

Sales and distribution expenses increased by RMB13.7 million (US$2.0 million), or 44.1%, to RMB44.7 million (US$6.5 million) from RMB31.0 million in the second quarter 2008, primarily as a result of an increase in sales activities and distribution expenses driven by the increased sales volume. An increase in bonus payments for sales and marketing employees has also contributed to the year-over-year increase. However, as percentage of revenue, sales and distribution expenses decreased to 10.6% from 16.6% in the second quarter 2008.
General and administrative expenses increased by RMB0.8 million (US$0.1 million), or 4.3%, to RMB19.0 million (US$2.8 million) from RMB18.2 million in the second quarter 2008. The year-over-year increase was primarily driven by a share-based compensation expense related to the granting of the Company’s share options to the Group’s employees and directors in March 2008 and December 2008, and was partially offset by decrease in most of the Company’s other expense items.
Accordingly, total operating expenses increased by RMB9.2 million (US$1.4 million), or 13.8%, to RMB76.3 million (US$11.2 million) from RMB67.1 million in the second quarter 2008.
Other Expense/Income
Interest income increased by RMB3.2 million (US$0.5 million), or 67.6%, to RMB8.0 million (US$1.2 million) from RMB4.8 million in the second quarter 2008, primarily due to an increase in interest income related to long-term accounts receivable.
Interest expense remained relatively stable year-over-year.
Foreign currency exchange loss decreased by RMB2.2 million (US$0.3 million), or 76.8%, to RMB0.7 million (US$0.1 million) from RMB2.9 million in the second quarter 2008, primarily due to the relatively stable RMB to U.S. dollar exchange rate and a reduction in U.S. dollar-denominated deposits.
Accordingly, total other expense decreased by RMB6.1 million (US$0.9 million), or 50.9%, to RMB5.9 million (US$0.9 million) from RMB12.0 million in the second quarter 2008.
Earnings
Gross profit increased by RMB43.8 million (US$6.4 million), or 70.4%, to RMB105.9 million (US$15.5 million) from RMB62.1 million in the second quarter 2008, primarily due to the significant increase in total revenue.
Gross margin decreased to 25.0% in the second quarter 2009 from 33.3% in the same period last year, primarily due to a decrease in the average selling price of wireless coverage equipment and the increased revenue contribution from base station RF products which have a lower gross margin.
Operating income was RMB29.6 million (US$4.3 million) in the second quarter 2009, compared to an operating loss of RMB4.9 million in the second quarter 2008.
Net income attributable to the equity shareholders of GrenTech was RMB13.3 million (US$2.0 million) in the second quarter 2009, compared to a net loss attributable to the equity shareholders of

GrenTech of RMB17.0 million in the second quarter 2008.
Diluted net income per ADS was RMB0.56 (US$0.08) in the second quarter 2009.
Balance Sheet
Cash, cash equivalents and pledged time deposits decreased by RMB83.6 million (US$12.2 million), or 20.1%, to RMB332.1 million (US$48.6 million) from RMB415.7 million as of December 31, 2008, primarily attributable to working capital outflow for raw material purchases to meet increased sales demand and operating overhead.
Total accounts receivable increased by RMB237.6 million (US$34.8 million), or 18.6%, to RMB1,517.1 million (US$222.1 million) from RMB1,279.5 million as of December 31, 2008, primarily because the majority of sales generated in the second quarter 2009 have not yet entered into the collection period.
Inventories increased by RMB296.7 million (US$43.4 million), or 57.0%, to RMB817.3 million (US$119.7 million) from RMB520.6 million as of December 31, 2008, primarily due to increased raw material purchases to meet forthcoming sales orders and a higher level of finished goods that were installed in customer sites but have not yet been recognized as revenue as completion certificates have not been received.
Total assets increased by RMB495.3 million (US$72.5 million), or 17.4%, to RMB3,334.2 million (US$488.2 million) from RMB2,839.0 million as of December 31, 2008, primarily due to increases in inventory and total accounts receivable.
Total liabilities increased by RMB479.6 million (US$70.2 million), or 34.2%, to RMB1,881.0 million (US$275.4 million) from RMB1,401.4 million as of December 31, 2008. Current liabilities increased by RMB499.7 million (US$73.2 million), or 39.4%, to RMB1,766.3 million (US$258.6 million) from RMB1,266.6 million as of December 31, 2008. The increase in liabilities was primarily due to an increase of RMB397.5 million (US$58.2 million) in accounts payable for the purchase of raw materials, and an increase of RMB80.7 million (US$11.8 million) in short-term bank loans.
Business Outlook
Wireless Coverage Products and Services
The Company expects revenue from wireless coverage products and services in the third quarter 2009 to increase significantly over the same period last year primarily due to the following factors:
•	Although 3G network construction projects have been substantially completed in China’s major cities, quality of network coverage remains the key issue for the three telecommunication operators as they endeavor to commercialize their 3G businesses. Thus, demand from the three telecommunication operators will remain strong in the third quarter 2009, as they continue to build wireless coverage systems that simultaneously support both 2G and 3G networks.

•	GrenTech placed in the top three positions in the recent China Telecom centralized equipment bid, and according to the tender rules, China Telecom will divide 70% of the total equipment order among the top three companies. In addition, GrenTech believes that it has maintained a leading market share position in both China Unicom’s and China Mobile’s coverage equipment procurement program.

•	GrenTech has established an integration service network with extensive nationwide coverage. The Company also has one of the largest and experienced project services teams in China.
Base Station RF Products
The Company expects demand for base station RF products in the third quarter 2009 to increase significantly over the same period last year primarily due to the following factors:
•	GrenTech has obtained a larger share of contract value in both of its base station RF modules procurement bids in the second half of 2009 from the two largest domestic base station manufacturers, and the Company continues to be one of the key suppliers of CDMA and WCDMA base station RF modules for these two base station manufacturers.

•	With the commencement of TD Phase III network construction, GrenTech began bulk supply of RRU products to the other two domestic base station manufacturers.
Guidance for the Third Quarter 2009
Management estimates that revenue for the third quarter 2009 will range between RMB380 million and RMB420 million, representing a year-over-year increase of 78.8% to 97.7%.
Conference Call and Webcast
The Company’s management team will conduct a conference call on Friday, August 14, 2009 at 5:00 am (Pacific) / 8:00 am (Eastern) / 8:00 pm (Beijing/Hong Kong). A webcast of the conference call will be available on the Company’s website at http://www. GrenTech.com.cn.
About China GrenTech
GrenTech is a leading developer of radio frequency (“RF”) technology in China and a leading provider of wireless coverage products and services in China. The Company uses RF technology to design and manufacture wireless coverage products, which enable telecommunication operators to expand the reach of their wireless communication networks to indoor and outdoor areas, such as buildings, highways, railways, tunnels and remote regions. GrenTech’s wireless coverage services include design, installation and project warranty services. The Company also tailors the design and configuration of its wireless coverage products to the specific requirements of its customers.
Based on its in-house RF technology platform, the Company also develops and produces base station RF parts and components sold to base station manufacturers. GrenTech is a qualified supplier of RF parts and components to the global and domestic major base station manufacturers including Huawei Technologies and ZTE Corporation. For more information, please visit www.GrenTech.com.cn.

“Safe Harbor” Statement under the Private Securities Litigation Reform Act of 1995
Statements contained in this press release that are not historical facts are forward-looking statements, as that term is defined in the Private Securities Litigation Reform Act of 1995. Forward-looking statements, including financial projections and forecasts, involve risks and uncertainties that could cause the Company’s actual results to differ materially from its current expectations. Factors that could cause the Company’s results to differ materially from those set forth in these forward-looking statements include the Company’s reliance on business relationships with the Chinese telecommunication operators and base station manufacturers; the risk that the Company will continue to experience downward pressure on the pricing of its products and services due to the telecommunication operators’ bidding policies or other factors; the risk that the telecommunication operators in China will not expand or maintain their spending on 2G, 3G, WLAN or other network projects; uncertainty as to the future demand for base station RF products by domestic or international base station manufacturers, including the risk that demand in China or elsewhere for base stations may not grow as the Company’s management anticipates; risks associated with large accounts receivable, long collection periods and accounts receivable cycles and uncertainty as to whether new operator policies will improve such cycles in the long-term; fierce competition in the wireless communication industry; growth of, and risks inherent in, the wireless communication industry in China, including uncertainties regarding the timing and nature of any future restructuring of the telecommunication operators in China and the risks that such restructuring will not result in expanded investments to expand network coverage or quality; uncertainty as to future profitability and the Company’s ability to obtain adequate financing for its planned capital expenditure requirements; its reliance on third parties to carry out the installation of its wireless coverage products; uncertainty as to its ability to continuously develop and manufacture new RF technologies and keep up with changes in RF technologies; risks associated with possible defects and errors in its wireless coverage products or RF products; uncertainty as to the Company’s ability to protect and enforce its intellectual property rights; and uncertainty as to the Company’s ability to attract and retain qualified executives and personnel, particularly in its research and development department. Other factors that may causes the Company’s actual results to differ from those set forth in the forward-looking statements contained in this press release and that may affect its prospects in general are described in the Company’s filings with the Securities and Exchange Commission, including its Registration Statement on Form F-1 related to its initial public offering and its annual reports on Form 20-F. The Company undertakes no obligation to update or revise forward-looking statements to reflect subsequent events or changed assumptions or circumstances.

Investor Contact:	Investor Relations (US):
Kent Lo, Investor Relations Manager	Delia Cannan
China GrenTech Corp Ltd.	Taylor Rafferty
+86 755 2650 3007	+1 212 889 4350
investor@grentech.com.cn	GrenTech@Taylor-Rafferty.com

Investor Relations (HK):	Media Contact:
Ruby Yim	Jason Marshall
Taylor Rafferty	Taylor Rafferty
+852 3196 3712	+1 212 889 4350
GrenTech@Taylor-Rafferty.com	GrenTech@Taylor-Rafferty.com
— FINANCIAL TABLES TO FOLLOW —

China GrenTech Corporation Limited and Subsidiaries
Unaudited Condensed Consolidated Balance Sheets
As of December 31, 2008 and June 30, 2009
(RMB and US$ expressed in thousands)

	December 31,2008	June 30,2009	June 30,2009
	RMB	RMB	US$
Assets
Current assets
Cash and cash equivalents	293,353	149,514	21,890
Pledged time deposits	122,368	182,567	26,729
Accounts receivable, net	728,260	931,487	136,378
Inventories	520,619	817,284	119,657
Other current assets	115,066	156,423	22,902

Total current assets	1,779,666	2,237,275	327,556
Long-term accounts receivable	551,210	585,622	85,740
Other non-current assets	508,094	511,335	74,864

Total assets	2,838,970	3,334,232	488,160

Liabilities
Current liabilities
Short-term bank loans	480,207	560,886	82,119
Other current liabilities	786,410	1,205,411	176,483

Total current liabilities	1,266,617	1,766,297	258,602
Long-term debt	130,000	110,000	16,105
Other non-current liabilities	4,752	4,716	690

Total liabilities	1,401,369	1,881,013	275,397
Total GrenTech’s shareholders equity	1,433,247	1,448,859	212,125
Non controlling interests	4,354	4,360	638

Total liabilities and equity	2,838,970	3,334,232	488,160

China GrenTech Corporation Limited and Subsidiaries
Unaudited Condensed Consolidated Statements of Income
(RMB and US$ expressed in thousands, except share and per share data)

	For Three Months Ended June 30,			For Six Months Ended June 30,
	2008	2009	2009	2008	2009	2009
	RMB	RMB	US$	RMB	RMB	US$
Revenues	186,341	423,214	61,962	257,730	708,507	103,732
Cost of revenues	(124,216)	(317,326)	(46,459)	(173,636)	(529,505)	(77,524)

Gross profit	62,125	105,888	15,503	84,094	179,002	26,208
Operating expenses:
Research and development costs	(17,815)	(12,557)	(1,838)	(33,143)	(25,890)	(3,791)
Sales and distribution expenses	(31,014)	(44,705)	(6,545)	(59,824)	(78,420)	(11,481)
General and administrative expenses	(18,225)	(19,017)	(2,784)	(32,383)	(34,088)	(4,991)

Total operating expenses	(67,054)	(76,279)	(11,167)	(125,350)	(138,398)	(20,263)

Operating (loss)/income	(4,929)	29,609	4,336	(41,256)	40,604	5,945
Other (expense)/income:
Interest income	4,764	7,984	1,169	10,236	18,008	2,637
Interest expense	(13,990)	(14,565)	(2,132)	(27,232)	(28,543)	(4,179)
Investment income	—	—	—	296	—	—
Foreign currency exchange loss	(2,904)	(675)	(99)	(9,933)	(702)	(103)
Grant income	91	1,342	196	2,121	1,666	244

Total other expense	(12,039)	(5,914)	(866)	(24,512)	(9,571)	(1,401)

(Loss)/earnings before income tax (expense)/benefit	(16,968)	23,695	3,470	(65,768)	31,033	4,544
Income tax (expense)/benefit	(277)	(10,383)	(1,520)	6,769	(11,413)	(1,671)

Net (loss)/income	(17,245)	13,312	1,950	(58,999)	19,620	2,873
Less net income/(loss) attributable to non controlling interest	202	(3)	0	428	(6)	(1)
Net (loss) /income attributable to the equity shareholders of GrenTech	(17,043)	13,309	1,950	(58,571)	19,614	2,872

(Loss) /earnings per share available to the equity shareholders of GrenTech:
— Basic and diluted	(0.03)	0.02	0.003	(0.10)	0.03	0.004

Weighted average number of common shares outstanding:
— Basic and diluted	613,898,342	599,105,858	599,105,858	613,981,171	600,542,317	600,542,317

China GrenTech Corporation Limited and Subsidiaries
Unaudited Condensed Consolidated Statements of Cash Flows
For Six months Periods ended June 30, 2008 and 2009
(RMB and US$ expressed in thousands)

	For Six Months Ended June 30,
	2008	2009	2009
	RMB	RMB	US$
Net cash used in operating activities	(197,803)	(54,098)	(7,920)
Net cash used in investing activities	(2,613)	(99,933)	(14,631)
Net cash (used in) / provided by financing activities	(71,344)	10,894	1,595
Effect of exchange rate changes on cash	(1,929)	(702)	(103)

Net decrease in cash and cash equivalents	(273,689)	(143,839)	(21,059)
Cash at beginning of the period	316,778	293,353	42,949

Cash at end of the period	43,089	149,514	21,890

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
China GrenTech Corporation Limited
/s/ Rong Yu
Name: Rong Yu
Title: Director and Chief Financial Officer
Date: August 17, 2009